FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly Listed Company

Corporate Taxpayers’ ID (CNPJ) 47.508.411/0001-56

Corporate Registry (NIRE) 35.300.089.901

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 29, 2010

1.         DATE, TIME AND PLACE: The meeting was held on March 29, 2010, at 11 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company”), established at Avenida Brigadeiro Luís Antônio, 3142, in the City and State of São Paulo.

2.         PRESIDING BOARD: Chairman: Abilio dos Santos Diniz; Secretary: Renata Catelan P. Rodrigues.

3.          CALL AND ATTENDANCE: Call duly made pursuant to Article 15 of the Company’s Bylaws. The majority of the sitting board members attended the meeting.

4.         AGENDA: (i) Appreciation and approval of the Proposal for Designation of Retained Earnings for the fiscal year ended on December 31, 2009; (ii) Appreciation and approval of the Management Proposal related to the Investment Plan; (iii) Appreciation and approval of the Capital Budgeting; and (ii) Appreciation and approval of the management comments regarding the financial situation of the Company, in accordance with item 10 of the Reference Form.

5.         RESOLUTIONS: After the meeting was convened, the present board members examined the items on the Agenda and, by the majority, resolved to:

5.1.      Approve the Proposal for Designation of Retained Earnings for the fiscal year ended on December 31, 2009.

5.2.      Approve the Management Proposal related to the Investment Plan.

5.3.      Approve the Capital Budgeting.

5.4.      Approve the management comments regarding the financial situation of the Company, in accordance with item 10 of the Reference Form, pursuant to CVM Instruction 480/2009 and CVM Instruction 481/2009, being these comments previously reviewed and approved by the Fiscal Council.

5.5.      Finally, the board members approved the submission of the documents aforementioned for the approval at the Annual Shareholder’s Meeting.

APPROVAL AND SIGNATURE OF THE MINUTES: There being no further business to discuss, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved and signed by all attending board members. São Paulo, March 29, 2010. Abilio dos Santos Diniz, Chairman; Renata Catelan P. Rodrigues, Secretary. Attending board members: Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Ávila, João Paulo Falleiros Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Candido Botelho Bracher, Fabio Schvartsman, Pedro Chermont and Guilherme Affonso Ferreira . Invited members: Arnaud Strasser and Samuel Elia. Minutes drawn up in the Company’s book, pursuant to paragraph 3 of Article 130 of Law 6,404/76, as amended.

This is a free English translation of the original instrument drawn up in the Company’s records.

Renata Catelan P. Rodrigues

Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 29, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.